		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

February 3, 2012

Re:	BATS Global Markets, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-174166

Tom Kluck

Branch Chief

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, DC 20549-0404

Dear Mr. Kluck:

On behalf of the Company, we are submitting supplemental responses in response to comments numbered 18, 20, 46 and 47 received from the staff of the Commission (the “Staff”) in a letter dated June 9, 2011 (the “First Comment Letter”) and comments numbered 4, 5, 10 and 17 received from the Staff in a letter dated September 12, 2011 (the “Second Comment Letter”). In addition, we are submitting this letter in response to the comments received from the Staff in a letter dated October 20, 2011 (the “Third Comment Letter”). The Company plans to file for review by the Staff Amendment No. 3 (“Amended No. 3”) to the Registration Statement on Form S-1 (the “Registration Statement”) in electronic format relating to shares of Class A Common Stock, par value $0.01 per share (including shares of Class A Common Stock subject to the underwriters’ over-allotment option), marked to show changes from Amendment No. 2 to the Registration Statement as filed on September 28, 2011 with the Commission. In addition to responding to the Third Comment Letter, Amendment No. 3 to the Registration Statement will include information related to recent developments, updated financial statements and will generally update the prospectus. For your convenience, each comment, numbered as set forth in the respective comment letter, is set forth below, followed by the Company’s response.

If you have any questions or comments relating to this letter, please call Jeff Ramsay at (212) 450-4243 or the undersigned at (212) 450-4135.

U.S. Securities and Exchange Commission	2	February 3, 2012

Responses to the First Comment Letter

Reclassification and Stock Split, page 39

18.	Please disclose in tabular form or otherwise, for every one share of stock currently held, the number of shares that will be granted as a result of the reclassification and stock split.

The Company will add disclosure in a future amendment to the Registration Statement to address the Staff’s comment.

Dilution, page 43

20.	We note that the existing stockholder information is based on the Class A common stock outstanding as of December 31, 2010. Please revise the table to reflect the existing shareholder information immediately preceding the offering so the numbers take into effect the reclassification and stock split.

In response to the Staff’s comment, the Company will complete the tables in the “Dilution” section in a future amendment to the Registration Statement.

Principal and Selling Stockholders, page 140

46.	Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

The identity of the selling shareholders will be set forth in Amendment No. 3, including whether any such selling shareholders are broker-dealers or affiliates of broker-dealers. The Company advises the Staff that no broker-dealers have received securities of the Company as underwriting compensation.

47.	Please disclose the address for each selling shareholder. Refer to Item 403 of Regulation S-K

The Company will disclose the address for each selling stockholder as required by Item 403 of Regulation S-K under heading “Principal and Selling Stockholders” in Amendment No. 3.

Responses to the Second Comment Letter

Unaudited Selected Pro Forma Financial Data, page 34

4.	We note your response to comment 10 in our letter dated August 19, 2011. We await the filing of a subsequent amendment including the presentation of pro forma net income per share adjusted as indicated in your response.

The Company will address the Staff’s comment in a future amendment to the Registration Statement.

U.S. Securities and Exchange Commission	3	February 3, 2012

Unaudited Selected Pro Forma Financial Data, page 34

5.	Your response to comment 14 in our letter dated August 19, 2011 notes that your considerations regarding the customer relationships you will acquire indicate that the useful life for Chi-X Europe’s customers is in the range of 15 to 20 years. Please further tell us your basis for selecting 20 years, the top of the range, as the useful life.

Further to the response to the Second Comment Letter in a letter dated September 28, 2011 to the Staff, the Company advises that there are no relevant updates to its analysis regarding the useful life for Chi-X Europe’s customers and reaffirms its response of September 28, 2011.

Critical Accounting Policies

Stock-Based Compensation, page 103

10.	We note your response to comment 34 in our letter dated August 19, 2011. Please address any significant differences between the estimated IPO price, when known, and the estimated fair value of your stock that will be issued as consideration in the Chi-X Europe Limited acquisition.

The Company estimated the fair value of its common stock that was issued as consideration to the former Chi-X Europe Limited (“Chi-X Europe”) shareholders in the acquisition to be $50.28. The Company will provide the price range for its initial public offering to the Staff supplementally. The differences between the estimated fair value of the common stock issued to the former owners of Chi-X Europe and the estimated initial public offering price range are primarily due to the common stock becoming marketable and transferable in the public market in connection with the initial public offering.

The estimated fair value of the Company’s common stock in connection with the acquisition was based on a third-party valuation that used a discounted cash flow model and valuation multiples observed of publicly traded companies in a similar industry. Because the Company was a privately held company at the date of the Chi-X Europe acquisition, there was inherently a lack of liquidity, and the Company deemed it appropriate to apply a discount for lack of marketability associated with the ownership of the common stock of the Company. The Company modeled the discount for lack of marketability as a put option that reflects the amount of time until a liquidity event is possible. This discount represented a put option with a term of three months, based on the timing of the Company’s anticipated initial public offering. The marketability discount assumption applied to the Chi-X Europe acquisition date valuation was 9%.

Exhibits

17.	Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

The Company will provide all the remaining required exhibits in Amendment No. 3 or in a future amendment to the Registration Statement.

U.S. Securities and Exchange Commission	4	February 3, 2012

Responses to the Third Comment Letter

Division of Corporation Finance

Chi-X Europe Acquisition, page 35

1.	We note your disclosure on page 160 that affiliates of five of your strategic investors have a material ownership interest in Chi-X Europe. Please clarify to us if any of these affiliates are also customers and how you considered these preexisting relationships and arrangements in determining the accounting for this transaction. Tell us how you determined that your acquisition of Chi-X Europe does not include any separate transactions that are not part of the business combination. See ASC 805-10-25-20 through 22 for reference.

The Company wishes to confirm that the affiliates of five of its strategic investors that had a material ownership in Chi-X Europe prior to the acquisition were also customers of Chi-X Europe prior to the acquisition. The Company and Chi-X Europe both have terms that are equally available to all of their respective customers. The Company continues to provide service to these preexisting customers subsequent to the acquisition of Chi-X Europe and has assigned fair value to these relationships using a market participant’s viewpoint in accounting for the acquisition. The Company did not settle any existing customer obligations as a part of the business combination. The Company determined it did not have any preexisting relationships or other arrangements that are required to be accounted for separately from the business combination with Chi-X Europe in accordance with relevant generally accepted accounting principles.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Stock-Based Compensation, page 103

2.	We reissue our comment 11 in our letter dated September 12, 2011 in part. Please tell us the extent of your use of adjustments in using valuation multiples observed in publicly-traded companies in a similar industry.

In making the Company’s selections of valuation multiples, the Company considered the relative size, historical and forecast performance, risk and other investment characteristics of Chi-X Europe as compared to various guideline public companies. The indication of value obtained using this method was adjusted for a discount for lack of marketability of 9%. The Company used this discount for lack of marketability because the Company’s common stock issued to former Chi-X Europe shareholders was non-marketable. The estimated discount for lack of marketability was based on consideration of a protective put calculation that assumed a possible liquidity event in the next several months in connection with the Company’s anticipated initial public offering.

U.S. Securities and Exchange Commission	5	February 3, 2012

Credit Risk, page 106

3.	We note your response to comment 12 in our letter dated September 12, 2011. Please tell us how you considered the disclosures required by ASC 460-10-50 even though the possibility of loss or the likelihood of the guarantor having to make any payments under the guarantee is remote.

In response to the Staff’s comment, the Company will provide additional disclosure in Amendment No. 3, substantially in the form as follows:

Guarantees

We use Wedbush Securities and Morgan Stanley to clear our routed cash equities transactions in our U.S. Equities segment. Wedbush Securities and Morgan Stanley guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of failure to perform on the part of one of our clearing firms, Wedbush Securities or Morgan Stanley, we provide the guarantee to the counterparty to the trade. The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options in our U.S. Options segment, and as such, guarantees clearance and settlement of all of our options transactions. We believe that any potential requirement for us to make payments under these guarantees is remote and accordingly, have not recorded any liability in the consolidated financial statements for these guarantees.

Credit Risk

In addition, with respect to orders BATS Trading routes to other markets for execution on behalf of our customers, BATS Trading is exposed to some counterparty credit risk in the case of failure to perform on the part of our clearing firms, Wedbush Securities or Morgan Stanley. Wedbush Securities and Morgan Stanley guarantee trades until one day after the trade date, after which time NSCC provides a guarantee. Thus, BATS Trading is potentially exposed to credit risk to the counterparty to a trade routed to another market center between the trade date and one day after the trade date in the event that Wedbush Securities or Morgan Stanley fails to perform. We believe that any potential requirement for us to make payments under these guarantees is remote and accordingly, have not recorded any liability in the consolidated financial statements for these guarantees.

Financial Statements

Chi-X Europe Limited, page F-35

4.	Please update the financial statements of CHI-X Europe in accordance with Item 8.A.5 of Form 20-F.

The Company will update the financial statements of Chi-X Europe in Amendment No. 3 to include interim unaudited financial statements as of June 30, 2011 and for the six months ended June 30, 2011 in accordance with Item 8.A.5 of Form 20-F.

U.S. Securities and Exchange Commission	6	February 3, 2012

Exhibits

5.	In view of the extended period of time since your prior amendment, please file updated consents of the independent accountants KPMG LLP and Ernst & Young LLP prior to the effectiveness of your registration statement.

The Company will provide updated consents of the independent accountants KPMG LLP and Ernst & Young LLP in Amendment No. 3.

Draft Legal Opinion

6.	We note that counsel has assumed that the shares to be issued by the Company have been “duly issued.” Since counsel is opining on whether the securities are validly issued, it is not appropriate for counsel to make this assumption. Please provide a revised opinion that omits the assumption or tell us why you believe it is appropriate.

In response to the Staff’s comment, we are providing supplementally a draft copy of our legal opinion to the Staff.

Division of Trading and Markets

Description of Capital Stock

Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws — Limits on Ability of Stockholders to Act by Written Consent, page 175 of Marked Copy

7.	In the second paragraph of this section, you explain that, upon a change in ownership, the stockholders may not take any action by written consent, but will be required to take all actions at a meeting — except that any action that would affect the rights of Non-Voting Class A and Non-Voting Class B stockholders under the certificate of incorporation or bylaws could still be taken by written consent. This statement is reflected supported by Section 11.03(b) of the recently filed revised certificate of incorporation (SR-BATS-2011-033, SR-BYX-2011-021). However, Section 2.10(c) of the recently filed revised bylaws (SR-BATS-2011-035, SR-BYX-2011-022) conflicts with this statement. 2.10(c) states that, without exception, “Notwithstanding the foregoing, no such [stockholder] action by written consent may be taken following the occurrence of a Change in Ownership (as defined in the Certificate of Incorporation).”

We are not clear on what the Exchange intends. It appears that the description in the S-1 may be inaccurate, if the bylaws were to be approved. Is this a mistake in the bylaws? Please take steps to reconcile these documents.

In response to the Staff’s comment, on November 3, 2011, the Company filed with the Commission a partial amendment to the filing proposing changes to the bylaws to correct the inconsistency with Section 11.03(b) of the revised certificate of incorporation (SR-BATS-2011-033, SR-BYX-2011-021). The Commission approved the proposed changes to the bylaws, as modified by the partial amendment, on November 10, 2011 (Release No. 34-65728, File No. SR-BATS-2011-035; Release No. 34-65729, File No. SR-BYX-2011-022).

U.S. Securities and Exchange Commission	7	February 3, 2012

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 212-450-4135.

Very truly yours,

/s/ Deanna L. Kirkpatrick
Deanna L. Kirkpatrick

cc w/ att:	Mr. Eric Swanson, Esq. Mr. Jeff Ramsay, Esq.